PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

04046215

5 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 17 2004 WASH. D.C. 213 SECTION

Dear Sirs, New GKN PLC

GKN plc
Purchase of own ordinary shares held in Treasury

For your information I enclose a copies of the above announcements.

PROCESSED NOV 23 2004 THOMSON FINANCIAL

Yours faithfully,

S. DePotter

David Pavey
Assistant Company Secretary

Encs

dlw 11/22

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 3 November 2004 it purchased 700,000 of its ordinary shares at a price of 221.0396p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 6,700,000 of its ordinary shares in Treasury and has a total of 728,726,741 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
3 November 2004

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 4 November 2004 it purchased 500,000 of its ordinary shares at a price of 221.7669p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 7,200,000 of its ordinary shares in Treasury and has a total of 728,226,741 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
4 November 2004

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

8 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs,

GKN plc - Technology presentation

For your information I enclose a copy of the above announcement.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc

8 November 2004

GKN plc

GKN plc is today making a presentation on its technology and product developments to analysts and institutional investors. Key slides will be available on the Group website from 3.00pm today.

Current trading will not be discussed. A pre-close trading statement will be made on 13 December 2004 by which time it is expected that the sale of GKN's shareholding in AgustaWestland, and therefore the period for which its results will be consolidated, will have completed.

Ends.

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

11 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc - Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 10 November 2004 it purchased 550,000 of its ordinary shares at a price of 225.7378p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 8,950,000 of its ordinary shares in Treasury and has a total of 726,481,970 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
10 November 2004